                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                Amendment No. 2



                          Polo Ralph Lauren Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    731572103
                  --------------------------------------------
                                 (CUSIP Number)



                            David J. Greenwald, Esq.
                              Goldman, Sachs & Co.
                                85 Broad Street
                            New York, New York 10004
                                 (212) 902-1000
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 30, 2000
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]



                               Page 1 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman, Sachs & Co.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-WC-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [X]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           New York
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               2,751,314
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               2,751,314

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,751,314

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           42.3% (23.4% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           BD-PN-IA

------------------------------------------------------------------------------



                               Page 2 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           The Goldman Sachs Group, Inc.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF-OO
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               2,751,314
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               2,751,314

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           2,751,314

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           42.3% (23.4% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           HC-CO

------------------------------------------------------------------------------



                               Page 3 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Capital Partners, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               21,458,715
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               21,458,715

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           21,458,715

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           40.9% (22.1% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 4 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           GS Advisors, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               21,458,715
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               21,458,715

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           21,458,715

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           40.9% (22.1% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 5 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street Fund 1994, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               616,607
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               616,607

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           616,607

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           1.9% (0.6% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 6 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Bridge Street Fund 1994, L.P.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           WC
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               645,657
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               645,657

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           645,657

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           2.0% (0.7% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           PN

------------------------------------------------------------------------------



                               Page 7 of 29 pages

-----------------------
  CUSIP No. 731572103
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Stone Street 1994, L.L.C.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only

------------------------------------------------------------------------------
 4.   Source of Funds

           AF
------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                    [ ]
------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization

           Delaware
------------------------------------------------------------------------------
                     7.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     8.   Shared Voting Power
   Beneficially
                               1,262,264
     Owned by
                    ----------------------------------------------------------
       Each          9.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                    10.   Shared Dispositive Power
       With:
                               1,262,264

------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,262,264

------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)

           3.9% (1.3% of outstanding shares of Class A Common Stock assuming all outstanding shares of Class B Common Stock and Class C Common Stock are converted into shares of Class A Common Stock)
------------------------------------------------------------------------------
14.   Type of Reporting Person

           OO

------------------------------------------------------------------------------



                               Page 8 of 29 pages

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D
                     RELATING TO THE CLASS A COMMON STOCK OF
                          POLO RALPH LAUREN CORPORATION


     GS Capital Partners, L.P. ("GS Capital"), Stone Street Fund 1994, L.P. ("Stone Street"), Bridge Street Fund 1994, L.P. ("Bridge Street" and together with GS Capital and Stone Street, the "Limited Partnerships"), GS Advisors, L.L.C. ("GS Advisors"), Stone Street 1994, L.L.C. ("Stone GP"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, GS Advisors, Stone GP and the Limited Partnerships, the "Filing Persons")/1/ hereby amend this statement on Schedule 13D filed with respect to the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of Polo Ralph Lauren Corporation, a Delaware corporation (the "Company"), as most recently amended by Amendment No. 1 thereto filed April 23, 1998 (as amended, the "Schedule 13D"). Goldman Sachs and GS Group may be deemed, for purposes of this Statement, to beneficially own shares of Class A Common Stock through the Limited Partnerships. The Limited Partnerships own shares of Class C Common Stock which is convertible into shares of Class A Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of shares of Class A Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates. In addition, Goldman Sachs and GS Group may be deemed to beneficially own shares of Class A Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both ("Managed Accounts"). Goldman Sachs and GS Group disclaim beneficial ownership of the shares of Class A Common Stock held in Managed Accounts. Goldman Sachs and GS Group may also be deemed to beneficially own from time to time shares acquired in ordinary course trading activities by Goldman Sachs. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

     This Amendment No. 2 is being filed to report an increase in the percentage of the outstanding Class A Common Stock which may be deemed to be beneficially owned by the Filing Persons, which change was solely as a result of a decrease in the number of shares of Class A Common Stock reported to be outstanding by the Company.

------------------
     /1/ Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.



                               Page 9 of 29 pages

Item 2 is hereby amended and restated as follows:

Item 2.  Identity and Background.
         ------------------------

     GS Capital, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited liability company and the successor by merger to GS Advisors, L.P., is the sole general partner of GS Capital. Stone Street and Bridge Street, each a Delaware limited partnership, were formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions and in other financial instruments. Stone GP, a Delaware limited liability company and the successor by merger to Stone Street Funding Corp., is the sole general partner of Stone Street and the sole managing general partner of Bridge Street. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs is a wholly owned direct and indirect subsidiary of GS Group. Goldman Sachs also serves as the investment manager for GS Capital and is the manager of GS Advisors and Stone GP. As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity. GS Group is a Delaware corporation and a holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The principal business address of each Filing Person is 85 Broad Street, New York, NY 10004.

     The name, business address and present principal occupation or employment and citizenship of each director of GS Group are set forth in the amended
Schedule I hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Advisors are set forth in Schedule II-A-i hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Advisors on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of Stone GP are set forth in Schedule II-B-i hereto, to read in its entirety as attached hereto, and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Stone Street Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for Stone GP on behalf of Goldman Sachs, are set forth in Schedule II-B-ii hereto, to read in its entirety as attached hereto, and are incorporated herein by reference.

     During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     The Filing Persons have entered into a Joint Filing Agreement, dated as of July 7, 2000, a copy of which is attached as an exhibit hereto.



                               Page 10 of 29 pages

Item 3 is hereby amended as follows:

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Schedule IV sets forth transactions in the Class A Common Stock which were effected during the period from May 1, 2000 through July 3, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Class A Common Stock, described in Schedule IV, were effected on the New York Stock Exchange and in the over-the-counter market. The total consideration (exclusive of commissions) for the shares of Class A Common Stock purchased during this period was approximately $194,381.06. Funds for the purchase of shares of Class A Common Stock held in Managed Accounts came from client funds.


Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) As of July 3, 2000, each of GS Capital and GS Advisors may be deemed to have beneficially owned 21,458,715 shares of Class A Common Stock, representing approximately 40.9% of the outstanding shares of Class A Common Stock reported to be outstanding as of June 22, 2000 as reported in the Company's Annual Report on Form 10-K for the period ended April 1, 2000 (the "10-K"), assuming that all of GS Capital's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, each of GS Capital and GS Advisors would have been deemed to have beneficially owned, as of July 3, 2000, approximately 22.1% of the outstanding shares of Class A Common Stock.

     As of July 3, 2000, Stone Street may be deemed to have beneficially owned 616,607 shares of Class A Common Stock, representing approximately 1.9% of the outstanding shares of Class A Common Stock reported to be outstanding in the 10-K, assuming that all of Stone Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone Street would have been deemed to have beneficially owned, as of July 3, 2000, approximately 0.6% of the outstanding shares of Class A Common Stock.

     As of July 3, 2000, Bridge Street may be deemed to have beneficially owned 645,657 shares of Class A Common Stock, representing approximately 2.0% of the outstanding shares of Class A Common Stock reported to be outstanding in the 10-K, assuming that all of Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Bridge Street would have been deemed to have beneficially owned, as of July 3, 2000, approximately 0.7% of the outstanding shares of Class A Common Stock.

     As of July 3, 2000,  Stone GP,  as the general partner of  Stone Street and the managing general partner of Bridge Street, may be deemed to have beneficially owned 1,262,264 shares of Class A Common Stock, representing approximately 3.9% of the outstanding shares of Class A Common Stock reported to be outstanding in the 10-K, assuming that all of Stone Street's and Bridge Street's shares of Class C Common Stock but no other shares of Class C Common Stock were converted into shares of Class A Common Stock. Assuming all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Stone GP would have been deemed to have beneficially owned, as of July 3, 2000, approximately 1.3% of the outstanding shares of Class A Common Stock.



                               Page 11 of 29 pages

     As of July 3, 2000, each of Goldman Sachs and GS Group may be deemed to have beneficially owned an aggregate of 22,751,314 shares of Class A Common Stock, including (i) 22,720,979 shares of Class A Common Stock which may be deemed to have been beneficially owned by the Limited Partnerships as described above, (ii) 1,900 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, and (iii) 28,435 shares of Common Stock held in Managed Accounts, representing in the aggregate approximately 42.3% of the shares of Class A Common Stock reported to be outstanding in the 10-K, assuming that all of the shares of Class C Common Stock owned by the Limited Partnerships were converted into shares of Class A Common Stock. Assuming that all outstanding shares of Class B Common Stock and Class C Common Stock were converted into shares of Class A Common Stock, Goldman Sachs and GS Group would have been deemed to have beneficially owned, as of July 3, 2000, approximately 23.4% of the outstanding shares of Class A Common Stock. Goldman Sachs and GS Group each disclaim beneficial ownership of (i) the shares of Class A Common
Stock which may be deemed to have been beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates and (ii) the shares of Class A Common Stock held in Managed Accounts.

     None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B-i or II-B-ii hereto, may be deemed to have beneficially owned any shares of Class A Common Stock as of July 3, 2000, other than as set forth herein.

     (c) Schedule IV sets forth transactions in the Class A Common Stock which were effected during the period from May 1, 2000 through July 3, 2000, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Class A Common Stock, described in Schedule IV, were effected on the New York Stock Exchange and in the over-the-counter market. The total consideration (exclusive of commissions) for the shares of Class A Common Stock purchased during this period was approximately $194,381.06.

     Except as set forth on Schedule IV, no transactions in the Class A Common Stock were effected by Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-B-i or II-B-ii hereto, during the period from May 1, 2000 through July 3, 2000.



                               Page 12 of 29 pages

Item 7 is hereby amended as follows:

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

Exhibit No.        Exhibit
-----------        -------

  99.1 Joint Filing Agreement, dated July 7, 2000, between Goldman, Sachs & Co., The Goldman Sachs Group, Inc., GS Capital Partners, L.P., GS Advisors, L.L.C., Stone Street Fund 1994, L.P., Bridge Street Fund 1994, L.P. and Stone Street 1994, L.L.C.

  99.2 Power of Attorney, dated December 21, 1998, relating to Goldman, Sachs & Co.

  99.3 Power of Attorney, dated May 7, 1999, relating to The Goldman Sachs Group, Inc.

  99.4 Power of Attorney, dated January 31, 2000, relating to GS Capital Partners, L.P.

  99.5             Power of  Attorney,  dated  February 1, 2000,  relating to GS
                   Advisors, L.L.C.

  99.6 Power of Attorney, dated December 16, 1999, relating to Stone Street Fund 1994, L.P.

  99.7 Power of Attorney, dated December 16, 1999, relating to Bridge Street Fund 1994, L.P.

  99.8 Power of Attorney, dated December 16, 1999, relating to Stone Street 1994, L.L.C.



                               Page 13 of 29 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 7, 2000


GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS, L.P.                 GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1994, L.P.              BRIDGE STREET FUND 1994, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1994, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



                               Page 14 of 29 pages

                                                SCHEDULE I
                                                ----------

              The name of each director of The Goldman Sachs Group, Inc. is set forth below.

              The business address of each person listed below except  John L. Thornton,  Sir John Browne,
         James A. Johnson, John H. Bryan and Ruth J. Simmons is 85 Broad Street, New York, NY  10004.  The
         business address of John L. Thornton is 133 Fleet Street, London EC4A 2BB, England.  The business address of Sir John Browne is  BP Amoco plc,  Brittanic House,  1 Finsbury Circus,  London  EC2M,
         England.  The business address of  James A. Johnson  is  Fannie Mae,  3900 Wisconsin  Avenue  NW,
         Washington, D.C.  20016.  The business address of  John H. Bryan  is  Three First National Plaza,
         Chicago,  IL  60602-4260.  The business address of  Ruth J. Simmons  is  Office of the President,
         Smith College, College  Hall  Room 20,  Northhampton, MA  01063.  Each person is a citizen of the
         United States of America except for Sir John Browne,  who is a  citizen of  the  United  Kingdom.
         The present principal occupation or employment of each of the  listed persons is set forth below.


         Name                    Present Principal Occupation
         -------------------------------------------------------------------------------------------------
         Henry M. Paulson, Jr.   Chairman and Chief Executive Officer of  The Goldman Sachs Group, Inc.

         Robert J. Hurst         Vice Chairman of The Goldman Sachs Group, Inc.

         John A. Thain           President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         John L. Thornton        President and Co-Chief Operating Officer of The Goldman Sachs Group, Inc.

         Sir John Browne         Group Chief Executive of BP Amoco plc

         James A. Johnson        Chairman of the Executive Committee of the Board of Fannie Mae

         John H. Bryan           Chairman and Chief Executive Officer of Sara Lee Corporation

         Ruth J. Simmons         President of Smith College

         John L. Weinberg        Senior Chairman of The Goldman Sachs Group, Inc.


                                           Page 15 of 29 pages

                                              SCHEDULE II-A-i
                                              ---------------

         The name, position and present principal occupation of each executive officer of GS Advisors, L.L.C.,  the sole general partner of GS Capital Partners, L.P., are set forth below.

         The  business  address for all the  executive officers listed below except  Barry S. Volpert  is  85 Broad
Street,  New York, New York  10004.  The business address of Barry S. Volpert is 133 Fleet Street, London EC4A 2BB,
England.

         All executive officers listed below are United States citizens.


 Name                                    Position                               Present Principal Occupation
 -----------------------------------------------------------------------------------------------------------

 Richard A. Friedman                     President                              Managing Director of Goldman, Sachs & Co.

 Terence M. O'Toole                      Vice President                         Managing Director of Goldman, Sachs & Co.

 Elizabeth C. Fascitelli                 Treasurer                              Managing Director of Goldman, Sachs & Co.

 Joseph H. Gleberman                     Vice President                         Managing Director of Goldman, Sachs & Co.

 Henry Cornell                           Vice President                         Managing Director of Goldman, Sachs & Co.

 Barry S. Volpert                        Vice President                         Managing Director of Goldman Sachs International

 David J. Greenwald                      Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 Esta E. Stecher                         Assistant Secretary                    Managing Director of Goldman, Sachs & Co.

 James B. McHugh                         Assistant Secretary                    Vice President of Goldman, Sachs & Co.

 Patrick P. Mulvihill                    Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Sarah Smith                             Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Dan H. Jester                           Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 David A. Viniar                         Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.

 Katherine B. Enquist                    Vice President/Secretary               Vice President of Goldman, Sachs & Co.

 John E. Bowman                          Vice President                         Vice President of Goldman, Sachs & Co.

 Katherine L. Nissenbaum                 Vice President                         Vice President of Goldman, Sachs & Co.


                                           Page 16 of 29 pages

                                          SCHEDULE II-A-ii
                                          ----------------

     The name and  principal occupation of each member of the  Principal Investment Area Investment Committee of
Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors, L.L.C., are set forth below.

     The  business  address for  each member  listed  below  except  Gene T. Sykes,  Richard S. Sharp,  Barry S.
Volpert,  Scott B. Kapnick and Antoine L. Schwartz is  85 Broad Street, New York, New York  10004.  The business address of  Gene T. Sykes is  2765 Sand Hill Road,  Menlo Park,  CA  94025.  The business  address of Richard S.
Sharp, Barry S. Volpert, Scott B. Kapnick and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England.

     All  members listed  below except  Richard S. Sharp,  Sanjeev K. Mehra and  Antoine L. Schwartz are  United
States citizens.  Richard S. Sharp is a citizen of the  United Kingdom,  Sanjeev K. Mehra is a citizen of  India and Antoine L. Schwartz is a citizen of France.


Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Robin Neustein                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Gene T. Sykes                           Managing Director of Goldman, Sachs & Co.

Henry Cornell                           Managing Director of Goldman, Sachs & Co.

Robert V. Delaney                       Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                        Managing Director of Goldman Sachs International

Barry S. Volpert                        Managing Director of Goldman Sachs International

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                        Managing Director of Goldman, Sachs & Co.

Scott B. Kapnick                        Managing Director of Goldman Sachs International

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Antoine L. Schwartz                     Managing Director of Goldman Sachs International


                                        Page 17 of 29 pages

                                           SCHEDULE II-B-i
                                           ---------------

     The name,  position and present  principal occupation of each executive officer of  Stone Street 1994, L.L.C., the sole general partner of  Stone Street Fund 1994, L.P.  and the managing  general partner of  Bridge Street Fund
1994, L.P., are set forth below.

     The business address for each of the executive officers listed below is  85 Broad Street,  New York,  New York
10004.

     All executive officers listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.


Name                                    Position                                Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Richard A. Friedman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Vice President                          Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Vice President                          Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Vice President/Treasurer                Managing Director of Goldman, Sachs & Co.

Peter G. Sachs                          Vice President                          Senior Director of The Goldman Sachs Group, Inc.

Peter M. Sacerdote                      President                               Advisory Director of Goldman, Sachs & Co.

David J. Greenwald                      Vice President                          Managing Director of Goldman, Sachs & Co.

Esta E. Stecher                         Vice President                          Managing Director of Goldman, Sachs & Co.

James B. McHugh                         Assistant Secretary                     Vice President of Goldman, Sachs & Co.

Patrick P. Mulvihill                    Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Sarah Smith                             Assistant Treasurer                     Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist                    Vice President/Secretary                Vice President of Goldman, Sachs & Co.

Richard J. Stingi                       Vice President                          Vice President of Goldman, Sachs & Co.

John E. Bowman                          Vice President                          Vice President of Goldman, Sachs & Co.

Katherine L. Nissenbaum                 Vice President                          Vice President of Goldman, Sachs & Co.


                                        Page 18 of 29 pages

                                          SCHEDULE II-B-ii
                                          ----------------

     The name and  principal occupation of each member of the  Stone  Street  Investment  Committee of  Goldman,
Sachs & Co., which exercises the authority of  Goldman, Sachs & Co. in managing  Stone Street 1994, L.L.C.,  are set forth below.

     The business address for each member listed below is 85 Broad Street, New York, New York  10004.

     All members listed below except Sanjeev K. Mehra are United States citizens.  Sanjeev K. Mehra is a citizen of India.


Name                                    Present Principal Occupation
------------------------------------------------------------------------------------------------------------

Peter M. Sacerdote                      Advisory Director of Goldman, Sachs & Co.

Peter G. Sachs                          Senior Director of The Goldman Sachs Group, Inc.

Richard A. Friedman                     Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman                     Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                      Managing Director of Goldman, Sachs & Co.

Sanjeev K. Mehra                        Managing Director of Goldman, Sachs & Co.


                                        Page 19 of 29 pages

                                  SCHEDULE III
                                  ------------


     On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. (the "Firm") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, the Firm consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that the Firm had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required the Firm to cease and desist from violating such provisions, and ordered the Firm to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.



                               Page 20 of 29 pages

                                   SCHEDULE IV
                                   -----------
                          Polo Ralph Lauren Corporation
                               Cusip No. 731572103


      Purchases     Sales        Price    Trade Date   Settlement Date
--------------------------------------------------------------------------------
                    8,650       13.3958    26-May-00      1-Jun-00
                    5,900       13.3199    30-May-00      2-Jun-00
                    4,600       14.2500    31-May-00      5-Jun-00
        6,400                   13.9632    22-Jun-00     27-Jun-00
        4,350                   15.4291     3-Jul-00      7-Jul-00
                      100       14.0625    22-Jun-00     27-Jun-00
        1,000                   16.5250     1-May-00      4-May-00
        1,300                   16.4423    16-May-00     19-May-00
                      500       14.8750    27-Jun-00     30-Jun-00
                      150       16.3750     1-May-00      4-May-00
                      150       16.3750     1-May-00      4-May-00
                      150       16.3750     1-May-00      4-May-00



                               Page 21 of 29 pages

                                                                  Exhibit (99.1)


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class A Common Stock, $0.01 par value per share, of Polo Ralph Lauren Corporation and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Date:  July 7, 2000


GOLDMAN, SACHS & CO.                      THE GOLDMAN SACHS GROUP, INC.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



GS CAPITAL PARTNERS, L.P.                 GS ADVISORS, L.L.C.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET FUND 1994, L.P.              BRIDGE STREET FUND 1994, L.P.

By:/s/ Roger S. Begelman                  By:/s/ Roger S. Begelman
---------------------------------         ---------------------------------
Name:  Roger S. Begelman                  Name:  Roger S. Begelman
Title: Attorney-in-fact                   Title: Attorney-in-fact



STONE STREET 1994, L.L.C.

By:/s/ Roger S. Begelman
---------------------------------
Name:  Roger S. Begelman
Title: Attorney-in-fact



                               Page 22 of 29 pages

                                                                  Exhibit (99.2)



                                POWER OF ATTORNEY


     This power of attorney will expire on December 31, 2000.

     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 21, 1998.


GOLDMAN, SACHS & CO.

By: The Goldman, Sachs & Co. L.L.C.


By:/s/ Robert J. Katz
---------------------------------
Name:  Robert J. Katz
Title: Executive Vice President



                              Page 23 of 29 pages

                                                                  Exhibit (99.3)



                                POWER OF ATTORNEY


     This power of attorney will expire on May 31, 2001.

     KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of May 7, 1999.


THE GOLDMAN SACHS GROUP, INC.



By:/s/ Robert J. Katz
---------------------------------
Name:  Robert J. Katz
Title: Executive Vice President and General Counsel



                              Page 24 of 29 pages

                                                                  Exhibit (99.4)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS CAPITAL PARTNERS, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of Janaury 31, 2000.


GS CAPITAL PARTNERS, L.P.

By: GS Advisors, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 25 of 29 pages

                                                                  Exhibit (99.5)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GS ADVISORS, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 1, 2000.


GS ADVISORS, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 26 of 29 pages

                                                                  Exhibit (99.6)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET FUND 1994, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET FUND 1994, L.P.

By: Stone Street 1994, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 27 of 29 pages

                                                                  Exhibit (99.7)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that BRIDGE STREET FUND 1994, L.P. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


BRIDGE STREET FUND 1994, L.P.

By: Stone Street 1994, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 28 of 29 pages

                                                                  Exhibit (99.8)



                                POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that STONE STREET 1994, L.L.C. (the "Company") does hereby make, constitute and appoint each of Hans L. Reich and Roger S. Begelman, acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, as amended, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 1999.


STONE STREET 1994, L.L.C.


By:/s/ Kaca B. Enquist
---------------------------------
Name:  Kaca B. Enquist
Title: Vice President



                               Page 29 of 29 pages